Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

November 1, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Enstar Group Limited
Form 10-K for the Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-33289

Attn:    Lory Empie
Robert Klein

Ladies and Gentleman:

Enstar Group Limited ("Enstar", the "Company", "our", "us" or "we") has carefully considered the comment in your letter dated October 18, 2022 and, on behalf of the Company, I respectfully provide our responses below. For your convenience, the text of the comment is reproduced below before our response. In addition, we have reflected the proposed changes previously referenced in our letter to you dated September 12, 2022 in our third quarter 2022 Form 10-Q that we expect to file on November 3, 2022. In addition, as noted below, we intend to make an additional modification to our non-GAAP disclosure commencing with our 2022 Annual Report on Form 10-K for the year ended December 31, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, pg. 63

We note your response to comment 3 and proposed revised disclosures included in Appendix 1 of your response letter.  Regarding the Company's basis for excluding unallocated LAE ("ULAE"), your proposed disclosure provides that the reduction/(increase) in provisions for ULAE are not considered directly related to the reserves and their exclusion provides alignment with your insurance contract disclosures. Please explain to us and revise your disclosures to clarify how the Company determined that the provisions for ULAE are not related to your reserves, as well as to explain what they are then related to on a consolidated basis. In addition, explain your basis and rationale as to how the exclusion of these amounts provides alignment with your insurance contract disclosures, including which specific disclosures you are referring to.

We acknowledge the Staff’s supplemental comment. We present Adjusted Prior Period Development (PPD) and Adjusted Run-off Liability Earnings (RLE) performance measures to provide visibility into the impact of our claims management strategies on our direct insurance loss reserves. We excluded provisions for ULAE in these performance measures because of the unallocated nature of these costs to specific claims. As the costs are not directly allocable, our view was that they were not reflective of the Company’s performance in executing its claims management strategies to the direct insurance loss reserves.

The exclusion of the reduction/(increase) in provisions for ULAE enables consistency and comparability between Adjusted RLE and the insurance contracts disclosures contained within Note 9 – Losses and Loss Adjustment Expenses to the Company’s consolidated financial statements (pages 159 through 183 of the 2021 Form 10-K) (the “Loss Triangles”), which similarly do not include provisions for ULAE. Further, the exclusion of the provisions for ULAE allows users of our financial statements to understand the direct impact of our claims management strategies on individual acquisition and accident years (specifically, the performance measures will directly match reserve development in those Loss Triangles).

Therefore, we believe that our disclosure complies with Regulation G and Item 10(e) of Regulation S-K, as well as Staff guidance related thereto. Nonetheless, as part of our ongoing efforts to improve our financial disclosures by providing investors with useful information that is easy to understand, beginning with our Annual Report on Form 10-K for the year ending December 31, 2022, we will no longer exclude the reduction/(increase) in the provisions for ULAE from our Adjusted PPD and Adjusted RLE performance measures.

Should you require any additional information or wish to discuss any of our responses, please contact me at (441) 292-3645.

Sincerely,

/s/ Orla Gregory
Orla Gregory
Chief Financial Officer

cc:     Todd Morrison (PricewaterhouseCoopers LLP)
Robert C. Juelke, Esq. (Hogan Lovells US LLP)